Transforming Patient Outcomes with Superior Vision Gains Investor Event | New York City | January 28, 2025 NASDAQ (OPT); ASX (OPT.AX) Exhibit 99.1

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Featured Speakers Opthea Management Joined by Global Retina Thought Leader Charles C. Wykoff, MD, PhD Chief Investigator for COAST Clinical Advisory Board Member Retina Consultants of Texas, Director of Research Retina Consultants of America, Chairman of Research Blanton Eye Institute, Houston Methodist Hospital, Professor of Clinical Ophthalmology and Deputy Chair of Ophthalmology Fred Guerard, PharmD, MS Chief Executive Officer Graybug Vision, CEO Novartis, Worldwide Head Ophthalmology Alcon, Global Franchise Head Pharmaceuticals Led extension of Novartis ophthalmology piplines: Encore Vision, Lubricin®, Luxturna®, Xiidra® Mike Campbell Chief Commercial Officer Viatris, Sr. VP of Eye Care Novartis, VP, Biologic Commercialization, pre-launch Beovu® Shire, VP Sales & Marketing Xiidra®, divestiture to Novartis Genentech, Head of Sales, Launched Lucentis® for wet AMD, DME, and RVO

Topic Speaker Welcome Fred Guerard, PharmD, MS Wet AMD Unmet Medical Needs Charles C. Wykoff, MD, PhD Sozinibercept Wet AMD Clinical Data Overview Wet AMD U.S. Commercial Market Dynamics Mike Campbell Sozinibercept Customer Insights Strategic Outlook Fred Guerard, PharmD, MS Q&A Session All Focus of Today Is U.S. Sozinibercept Commercial Readiness Preparations

Sozinibercept Has the Potential to Be the First Product in 20 Years to Deliver Superior Visual Outcomes

Addressing High Unmet Need

- Despite wide use of anti-VEGF-A therapy, wet AMD patients still experience loss in vision long term[1]
- Every letter of vision counts to improve quality of life and reduce mortality

Proprietary Technology

- First-in-class VEGF-C/D 'trap' inhibitor intended for combination with standard of care anti-VEGF-A therapies
- Composition of Matter and Methods of Use Patents through 2034; opportunities to extend beyond 2034*

Superior Lead Asset

- Phase 2b demonstrated superiority in combination with SOC therapy, with well tolerated safety profile
- Sozinibercept has the potential to improve vision for millions of patients with wet AMD

Topline Data from Pivotal Trials in 2025

- Topline data anticipated for COAST (n=998) in early 2Q CY2025 and ShORe (n=986) in mid-CY2025
- Current cash expected to fund operations into 3Q CY2025[2]

Substantial Market Opportunity

- Multibillion dollar commercial opportunity in a growing market with an established clinical practice
- Sozinibercept developed for use in combination with any anti-VEGF-A; will not compete directly with SOC therapies

AMD – age-related macular degeneration; MOA – Mechanism of Action; SOC – Standard of care
[1]CATT Research Group; Maguire MG et al. Ophthalmology. 2016 Aug.
[2]Additional funding will be required to reach commercialization of sozinibercept and to meet obligations under the Development Funding Agreement ("DFA"). As a result of obligations under the DFA and applicable law regarding liquidity, the Company may raise or obtain additional capital in one or more transactions, earlier than 3Q CY 2025.
*Potential for Patent Term Extensions & Data and Market Exclusivity (12 Years for Biologic)

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Anticipated Clinical and Manufacturing Timelines Support BLA Submission in 1H26 and Potential Approval by End of CY2026 FDA Fast Track designation allows rolling submission of completed BLA modules and potential for Priority Review designation at BLA acceptance Drug product PPQ release in early CY25 COAST topline data in early 2Q CY25 ShORe topline data in mid-CY25 BLA submission in 1H CY26 Potential BLA approval as early as end of CY26

Topic Speaker Welcome Fred Guerard, PharmD, MS Wet AMD Unmet Medical Needs Charles C. Wykoff, MD, PhD Sozinibercept Wet AMD Clinical Data Overview Wet AMD U.S. Commercial Market Dynamics Mike Campbell Sozinibercept Customer Insights Strategic Outlook Fred Guerard, PharmD, MS Q&A Session All Opthea Investor Day Agenda

Wet AMD Unmet Medical Needs & Sozinibercept Clinical Data Overview Charles C. Wykoff, MD, PhD

Targets VEGF-A, VEGF-B, & PlGF Targets VEGF-A, & Ang-2 2022 2023 Targets all isoforms of VEGF-A 2019 Last Therapy to Improve Visual Outcomes for Wet AMD Patients Was Launched Nearly Two Decades Ago Targets VEGF-A, VEGF-B, & PlGF Targets all isoforms of VEGF-A Targets isoform-specific VEGF-A165 inhibition Improved Efficacy 2004 2006 2011 off-label FDA APPROVAL Legend: Current Wet AMD Treatment Landscape Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data | Commercial Market Dynamics & Sozinibercept Customer Insights | Strategic Outlook

Despite Treatment with Standard of Care Anti-VEGF-A Therapies, the Majority of Patients Achieve Suboptimal Vision Outcomes

Despite treatment with anti-VEGF-A therapy*

- **>45%** **do not achieve significant vision gains**
- **>60%** will have **persisting macular fluid**
- **25%** will have **further vision loss at 12+ months**

The majority of patients fail to achieve 20/40 vision[1]

Suboptimal vision is associated with decrease in Instrumental Activities of Daily Living (IADL) skills[2]

*Based on randomised, controlled clinical trial data; >45% fail to achieve ≥ 2 lines improvement in Best Corrected Visual Acuity (BCVA); Persisting fluid: SD-OCT CST ≥ 300 μM or Time-Domain OCT CST ≥ 250 μM
IADL: Instrumental activities of daily living (complex activities related to the ability to live independently)
[1]Mettu PS, et al. Prog Retin Eye Res. 2021
[2]Hochberg C, et al. Invest Ophthalmol Vis Sci. 2012 May 31.

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Effect of Treatment Paradigm Change in nAMD on Outcomes Based on Results From a 12-year Follow-up of 42,161 patients1,2 Group (n) Number of injections (mean ± SD) Number of visits (mean ± SD) Visit/injection ratio (median) 2016–2017 (633) 11.2 ± 6.1 24.2 ± 7.3 2.17 2014–2015 (6,083) 10.4 ± 6.1 22.5 ± 7.9 2.20 2012–2013 (5,432) 7.9 ± 5.1 21.9 ± 8.2 3 2010–2011 (5,017) 9.3 ± 5.6 23.4 ± 9.9 2.6 2008–2009 (2,395) 9.5 ± 5.8 24.4 ± 11.2 2.71 Baseline VA improved over the years—patients identified earlier Final VA improved over the years In a multivariable analysis accounting for baseline VA, which improved over the years, year of treatment initiation was not related to better outcomes Baseline VA remains strongly associated with outcome nAMD – neovascular age-related macular degeneration; VA – visual acuity 1Schwartz R. Ophthalmol Retina. 2021 2Data on file Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Visual Outcomes Are the #1 Factor in Patients’ Anti-VEGF-A Preference Bhagat D, Kirby B, Bhatt H, Jager R, George M, Sheth V. Patient Preferences Associated with Anti-Vascular Endothelial Growth Factor Therapies for Neovascular Age-Related Macular Degeneration and Diabetic Macular Edema. Clin Ophthalmol. 2020 Oct 1;14:2975-2982. doi: 10.2147/OPTH.S273564. PMID: 33061283; PMCID: PMC7534869. Relative Importance of Treatment Attributes for Patients Receiving Anti-VEGF-A Monotherapy n=300 Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Improving Vision Now the Largest Unmet Need in Wet AMD for Retina Specialists Which factors are more important to you when selecting an anti-VEGF agent? n=1,021 ASRS PAT Survey 2024 What are the greatest unmet needs in treating wet AMD and DME? n=1,012 ASRS PAT Survey 2023 Ability to improve vision gains and maintain vision gains Improve vision American Society of Retina Specialists (ASRS) annual Preferences and Trends (PAT) survey. AMD, age-related macular degeneration; DME, diabetic macular edema; VEGF, vascular endothelial growth factor; US, United States of America; Intl, international Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Better Durability Better Vision Outcomes Emerging Treatments for Wet AMD: Better Vision Outcomes or Durability Sozinibercept (OPT-302) Sozinibercept is the only late-stage drug in development targeting better vision outcomes OTX-TKI CLS-AX EYP-1901 RGX-314 ADVM-022 4D-150 Tyrosine Kinase Inhibitors Gene Therapy Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Sozinibercept, a First-In-Class VEGF-C/D “Trap” Inhibitor, Has the Potential to Address the Limitations of Anti-VEGF-A Therapies 1 Faricimab also has inhibitory effect on Ang-2. a Bevacizumab is used ’off-label’ for the treatment of neovascular (wet) AMD The Problem The Solution Wet AMD is a multi-factorial disease. Treatment with VEGF-A inhibitors upregulates VEGF-C/D, driving angiogenesis and vascular permeability. When used in combination with any VEGF-A inhibitor, OPT-302 completely blocks VEGFR-2 and VEGFR-3 signaling. Faricimab (Vabysmo®)1 Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Published Evidence Supports Broader VEGF Pathway Inhibition with Sozinibercept VEGF-A and VEGF-C Induce Vascular Leakage/permeability# VEGF-A VEGF-C VEGF-C Stimulates Retinal Angiogenesis^ Circulating VEGF-C Levels Significantly Elevated in AMD Patients ⍭ Elevated VEGF-C in Aqueous Humor Following Anti-VEGF-A therapy in Wet AMD Patients* Additive Benefit of VEGF-A and VEGF-C/D Inhibition in Mouse Wet AMD Model ** ** Control AMD Plasma concentrations (pg/ml) 300 200 100 0 Control Antibody OPT-302 Aflibercept Aflibercept + OPT 302 CNVArea 70% 78% 91% * 0 200000 400000 600000 Aqueous Humor VEGF-C (pg/ml) 10 8 66% 6 5.4 6.9 8.9 4 2 0 Baseline 1 month 2 months Bevacizumab Bevacizumab ^Tammela et al., Nature Cell Biology, 2011; # Zhou et al. BMC Ophthalmology (2020) 20:15; # Cao et al,. Circ Res., 2004; ⍭ Lashkari et al, 2013 ARVO Annual Meeting, 4999-A0128; *Cabral et al,. 2018 Ophthalmology Retina (2018). VEGF-A VEGF-C VEGF-D Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Sozinibercept Is the Only Drug in Development Having Demonstrated Superiority in Combination with Anti-VEGF-A Therapy for Wet AMD 1 Superior vision gains observed for combination therapy over Lucentis® alone Safety profile similar to standard of care observed in over 1,800 injections 2 3 Consistent anatomical improvements further validate novel MOA MOA – Mechanism of Action; SOC – Standard of care Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Sozinibercept 2 mg Combination Therapy Demonstrated Over 30% Improvement in Visual Acuity over Ranibizumab Monotherapy Sham + 0.5 mg ranibizumab (n=119) 2 mg sozinibercept + 0.5 mg ranibizumab (n=121) Mean Change in BCVA (SEM) (Letters) Δ = +3.4 (p=0.0107) 20 15 10 5 0 0 4 8 16 20 24 12 Weeks Total Patient Population +14.2 +10.8 Phase 2b Primary Endpoint Achieved Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Sozinibercept Was Well Tolerated Safety of Combination Therapy Comparable to Standard of Care Monotherapy 1Transient anterior chamber cell (trace 1-4 cells); 2 SAE of endophthalmitis, with AE’s of hypopyon and anterior chamber cell (n=1; 0.5 mg); 3 SAE of vitritis (n=1; 0.5 mg); 4Non-fatal myocardial infarction; 5Cerebrovascular accident; 6Enteritis; 7Abdominal pain; 8Increased IOP; 9 Non-fatal angina pectoris; 10Fatal congestive heart failure/myocardial infarction; 11Non-fatal arterial embolism; 12Embolic stroke; 13Metatstaic ovarian cancer; 14 Pneumonia; 15 infective endocarditis. *Any dose (sozinibercept 0.3 mg, 0.5 mg, 1 mg or 2 mg) N Participants (%) Sozinibercept Any dose* N=399 (N=1,842 injections) Sozinibercept 2 mg N=263 (N=1,121 injections) Sham + anti-VEGF-A control N=170 (N=854 injections) Ocular TEAEs - Study Eye – related to study product(s) 41 (10.2%) 22 (8.4%) 20 (11.8%) Ocular TEAEs - Study Eye – Severe 4 (1.0%) 2 (0.8%) 2 (1.2%) Intraocular inflammation – Study Eye 71,2,3 (1.8%) 31 (1.1%) 31 (1.8%) Participants with AEs leading to treatment discontinuation 42,4-6 (1.0%) 14 (0.4%) 27,8 (1.2%) Any APTC event 44,5,9,10 (1.0%) 35,9,10(1.1%) 211,12 (1.2%) Deaths 210,13 (0.5%) 210,13 (0.8%) 214,15 (1.2%) Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Similar Rate of Intraocular Inflammation Between Standard Of Care and Sozinibercept in Combination Therapy Safety population 1AEs observations considered to be indicative of intraocular inflammation, defined prior to database lock aObserved during ophthalmic examination, but not reported as TEAEs bConsidered associated with lens extraction and not reported as TEAEs N Participants (%) Sozinibercept Any dose* N=399 (N=1,842 injections) Sozinibercept 2 mg N=263 (N=1,121 injections) Sham + anti-VEGF-A control N=170 (N=854 injections) Intraocular Inflammation1 7 (1.8%) 3 (1.1%) 3 (1.8%) OPT-302-1001 (Phase 1/2a wet AMD) 2 0 0 Uveitis with anterior chamber cell 1+ 1 0 0 Uveitis with anterior chamber cell 2+ 1 0 0 OPT-302-1002 (Phase 2b wet AMD) 3 1 2a Endophthalmitis with anterior chamber 1+ and hypopyon 1 0 0 Vitritis 1 0 0 Anterior chamber cell, trace 1 1 2a OPT-302-1003 (Phase 1b/2a DME) 2b 2b 1 Iritis with keratic precipitates and anterior chamber cell 2+ 1 1 0 Iritis with anterior chamber cell 2+ 0 0 1 Anterior chamber cell 4+, associated with cataract extraction/ intraocular lens implant and hyphema 1b 1b 0 Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data | Commercial Market Dynamics & Sozinibercept Customer Insights | Strategic Outlook

Global Pivotal Program Involves 33 Countries and ~400 Sites

Multi-center, sham controlled, double-masked trials in **treatment naïve wet AMD patients**

Key Inclusion Criteria

- ✓ Active CNV >50% lesion: classic, minimally classic, occult
- ✓ BCVA ≥ 25 and ≤ 60 letters

Key Exclusion Criteria

- × Subfoveal fibrosis or >25% of total lesion
- × Hemorrhage >50% total lesion
- × Other clinically significant ocular disease
- × RAP lesions

COAST

Combination with Aflibercept

Enrolled (N=998)

Randomized (1:1:1)

Aflibercept 2 mg Q8W + **Sham**	Aflibercept 2 mg Q8W + **Sozinibercept 2 mg Q4W**	Aflibercept 2 mg Q8W + **Sozinibercept 2 mg Q8W**



ShORe

Combination with Ranibizumab

Enrolled (N=986)

Randomized (1:1:1)

Ranibizumab 0.5 mg Q4W + **Sham**	Ranibizumab 0.5 mg Q4W + **Sozinibercept 2 mg Q4W**	Ranibizumab 0.5 mg Q4W + **Sozinibercept 2 mg Q8W**



CNV – choroidal neovascularization; BCVA – Best Corrected Visual Acuity; RAP – retinal angiomatous proliferation

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Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data | Commercial Market Dynamics & Sozinibercept Customer Insights | Strategic Outlook

Pivotal Trial Design Supports Potential Broad Label for Use With Any Anti-VEGF-A Therapy

Primary Endpoint

- Mean change in BCVA from baseline to week 52

Key Secondary Endpoints (Baseline to Week 52)

- Proportion of participants gaining ≥15 letters
- Proportion of participants gaining ≥10 letters
- Change in CNV area
- Proportion of participants with absence of both SRF and IR cysts

Topline Data

COAST anticipated in early 2Q CY 25

ShORe anticipated in mid-CY25



COAST
Wet AMD Tx-Naïve Patients N=998
1:1:1
Aflibercept + Sozinibercept q4w
Aflibercept q8w + Sozinibercept q4w
Aflibercept + Sozinibercept q4w
Aflibercept q8w + Sozinibercept q8w
Aflibercept + Sham q4w
Aflibercept q8w + Sham q4w
Primary Efficacy Endpoint Week 52
Safety Follow-up Week 100
ShORe
Wet AMD Tx-Naïve Patients N=986
1:1:1
Ranibizumab + Sozinibercept q4w
Ranibizumab q4w + Sozinibercept q4w
Ranibizumab + Sozinibercept q4w
Ranibizumab q4w + Sozinibercept q8w
Ranibizumab + Sham q4w
Ranibizumab q4w + Sham q4w
Primary Efficacy Endpoint Week 52
Safety Follow-up Week 100
Loading Doses
Maintenance Dosing

Standard of care administered according to approved dosing schedule: **aflibercept** (2 mg IVT q8w after 3 loading doses) and **ranibizumab** (0.5 mg IVT q4w after 3 loading doses). **Sozinibercept** dosed at 2 mg. Note that **sham** administered at visits when sozinibercept is not administered. Maintenance dosing continued through end of the safety follow-up.

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1st Primary Analysis Population in Phase 3 2nd Primary Analysis Population in Phase 3 Phase 2b Superiority Data Informed Enrichment of Phase 3 *Unadjusted p-values 1Olsen, Timothy W et al. Fluorescein angiographic lesion type frequency in neovascular Age-Related macular degeneration. Ophthalmology, 111(2), 250 – 255. 2Daniel, E. et al. Outcomes in eyes with retinal angiomatous proliferation in the comparison of age-related macular degeneration treatments trials (CATT). Ophthalmology, 123(3), 609–616. 0 4 8 12 16 20 24 0 5 10 15 20 Weeks M e a n c h a n g e i n B C V A ( S E M ) ( l e t t e r s ) Sham + 0.5 mg ranibizumab (n=87) 2 mg sozinibercept + 0.5 mg ranibizumab (n=88) +10.3 +16.1 Δ = +5.7 p = 0.0002* Occult & Minimally Classic Lesions (RAP Absent) Mean Change in BCVA (SEM) (Letters) Total Patient Population (RAP Absent) Represents ~75%1 of wet AMD patients Represents ~90%2 of wet AMD patients Δ = +4.4 p = 0.0025* +10.6 +15.0 Sham + 0.5 mg ranibizumab (n=102) 2 mg sozinibercept + 0.5 mg ranibizumab (n=103) Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data | Commercial Market Dynamics & Sozinibercept Customer Insights | Strategic Outlook

Phase 3 Enrolled a Higher Proportion of Patients With Best Responding Lesion Types Compared to Phase 2b

		Phase 2b		Phase 3	
Demographic/Baseline Disease Characteristic		**Sham + ranibizumab n=121**	**2 mg sozinibercept + ranibizumab n=123**	**COAST N=997***	**ShORe N=985***
Mean Age – years ± SD		76.1 ± 9.48	77.8 ± 8.82	74.8 ± 8.02	75.4 ± 8.47
Sex – n (%)	Male	48 (39.7%)	45 (36.6%)	442 (44.3%)	456 (46.2%)
	Female	73 (60.3%)	78 (63.4%)	556 (55.7%)	530 (53.8%)
Race – n (%)	Caucasian	117 (99.2%)	117 (97.5%)	859 (86.1%)	825 (83.7%)
	Asian	0 (0.0%)	0 (0.0%)	85 (8.5%)	134 (13.6%)
Mean Visual Acuity (BCVA) – letters ± SD		50.7 ± 10.21	49.5 ± 10.26	52.5 ± 9.43	52.2 ± 9.12
Mean Total Lesion Area - mm² ± SD		6.08 ± 3.21	6.62 ± 3.39	6.38 ± 3.20	6.37 ± 3.09
Lesion	Occult - n (%)	53 (43.8%)	54 (43.9%)	555 (55.7%)	568 (57.6%)
	Minimally classic – n (%)	53 (43.8%)	53 (43.1%)	340 (34.1%)	334 (33.9%)
	Predominantly classic – n (%)	15 (12.4%)	16 (13.0%)	102 (10.2%)	84 (8.5%)
	PCV detected[1] – n (%)	20 (16.5%)	22 (17.9%)	261 (26.2%)	236 (23.9%)
	RAP detected[2] – n (%)	15 (12.7%)	14 (11.8%)	—	—
Mean central subfield thickness (CST) - mm ±SD		412.10 ± 110.62	414.12 ± 123.25	446.5 ± 139.7	451.7 ± 137.8
Sub-retinal fluid (SRF) present – % participants		89.3%	87.8%	95.8%	94.3%
Intra-retinal cysts present – % participants		57.9%	56.1%	78.6%	83.7%

SD – standard deviation; BCVA – Best Corrected Visual Acuity
*Intent-to-Treat (ITT) population; 1 patient in each of COAST and ShORe was randomized but not treated
[1]PCV - polypoidal choroidal vasculopathy, detected by SD-OCT, FA and fundus photography.
[2]RAP - retinal angiomatous proliferation, detected by SD-OCT, FA and fundus photography.

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Higher Proportion of Patients With Best Responding Lesion Types Sham + 0.5 mg ranibizumab (n=20) 2 mg sozinibercept + 0.5 mg ranibizumab (n=22) Δ +6.7 p = 0.0253* PCV Lesion Types Sham + 0.5 mg ranibizumab (n=47) 2 mg sozinibercept + 0.5 mg ranibizumab (n=49) Δ +6.5 p = 0.0005* Occult (RAP Absent) Lesion Types Proportion of Population at Baseline Phase 2b 43.9% COAST 55.7% ShORe 57.6% Phase 2b 17.2% COAST 26.2% ShORe 24.0% *Unadjusted p-value PCV – Polypoidal Choroidal Vasculopathy Proportion of Population at Baseline Phase 2b Phase 2b Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Design supports potential broad label for combination with any anti-VEGF-A therapy and provides data on sozinibercept dosing flexibility Superior vision is the #1 unmet need in wet AMD for patients and physicians Large, global pivotal program optimized for success with primary analysis on high responding patient population Sozinibercept Has the Potential to Transform Wet AMD Clinical Practice 1 2 3 Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Wet AMD U.S. Commercial Market Dynamics & Sozinibercept Customer Insights Mike Campbell

Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data | Commercial Market Dynamics & Sozinibercept Customer Insights | Strategic Outlook

Superior Vision Is the #1 Unmet Need in Wet AMD Across Patients, Retina Specialists, and Payers

Sozinibercept **integrates seamlessly** into a highly attractive U.S. wet AMD market

1 Substantial Market Opportunity

- ~$7B potential addressable U.S. market[1] and >1.2M treated eyes annually[2]
- Sozinibercept developed for broad combination potential and superior vision

2 Established and Concentrated Market

- Buy-and-bill business model supports second injection
- Scalable market with ~1,400 physicians driving 80% of U.S. injection volume[3]

3 Favorable Market Access Environment

- The top 5 product attributes in wet AMD are related to visual acuity[4]
- >90% of the U.S. wet AMD patient population are covered by Medicare[5]

[1]Assumes U.S. represents 59% of wet AMD market (2024 GlobalData).
[2]Based on prevalence, treatment and diagnosis rate, and bilateral disease factor. See slide 31.
[3,5]Komodo Health 2024
[4]U.S. Payer Research (N=16), Fingerpaint 2024

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Opthea Commercial Leadership Team Has Strong Track Record and Experience Launching New Retina Therapies Opthea Commercial Leadership Team Has Over Half Century of Retina Launch Expertise Anand Sundaram VP, Marketing 10+ years in retina Launched Lucentis® PFS, Beovu®, and Izervay™ Marketing and market access leadership Mike Campbell Chief Commercial Officer 26+ years in ophthalmology & retina Launched Lucentis® for wet AMD, DME, RVO, pre-launch Beovu® Field, marketing, market access, and operations leadership Anthony Bonifazio VP, Market Access 15+ years in retina Launched Lucentis® PFS, Beovu®, and Izervay™ Field and market access leadership Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data | Commercial Market Dynamics & Sozinibercept Customer Insights | Strategic Outlook

Sozinibercept Designed to Tap into the Entire Anti-VEGF-A Market With a Broad Combination Indication and No Direct Competitors

Branded VEGF-A Inhibitors

~$8.2B

Global wAMD Revenues of Anti-VEGF-A Inhibitors[1]

Sozinibercept



~$12B

Branded VEGF-A Inhibitors

Biosimilars & Off-label

Potential Total Addressable Wet AMD Market

Biosimilars & Off-label

~$3.5B*

~30%[2] of patients receive biosimilars and off-label AVASTIN®

potential market size assuming branded pricing

[1]GlobalData 2024
[2]Komodo Health 2024

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Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data | Commercial Market Dynamics & Sozinibercept Customer Insights | Strategic Outlook

U.S. Wet AMD Market Is Well-Established with High Diagnosis and Treatment Rates

~1.5M U.S. Wet AMD Prevalence[1]

Diagnosis Rate[2]
80%

1.2M Diagnosed Patients

Treatment Rate[3]
75%

0.9M Treated Patients

Bilateral Disease[3]
35%

Estimate >1.2M eyes treated annually in U.S. with anti-VEGF-A therapy

[1]David B. Rein, et al. JAMA Ophthalmol. 2022
[2]Retina Specialist Quantitative Survey (N=125), ClearView 2022
[3]Komodo Health 2024

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Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data | Commercial Market Dynamics & Sozinibercept Customer Insights | Strategic Outlook

High Concentration of Injection Volume in U.S. Wet AMD Market Enables a Lean Commercial Footprint

U.S. Wet AMD HCP Concentration Curve[1]



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
% of Patients
N = ~1,400
N = ~500
0
20
40
60
80
100
% of HCPs

~1,400 HCPs represent **80% of injection volume**

~500 HCPs represent **50% of injection volume**

4 private equity firms represent **~25% of injection volume**

HCP – Healthcare Professional
[1]Komodo Health 2024

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U.S. Physicians in the Wet AMD Market Continue to Use Branded Therapies, Despite Increasing Availability of Lower-Cost Options Vabysmo Launch Biosimilars Launch % of Wet AMD Patients on An Anti-VEGF-A Therapy Claim, by Product1 OFF-LABEL & BIOSIMILARS BRANDED ANTI-VEGF-A Sozinibercept designed to be used in combination with any anti-VEGF-A therapy Providers continue to choose novel branded agents to treat their wet AMD patients Eylea HD Launch 1Komodo Health 2024 Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Practices directly "buy" the product Practices receive reimbursement with 4.3% product margin Practices store and inject product in their offices Practices directly "bill" payers Buy-and-Bill Business Model Supports Combination Therapy for Retina Practices Buy-and-Bill Model Injectable products are critical for the financial health of a retina practice Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Practice Administrators consulted in National Retina Advisory Boards Medical Directors engaged in payer research covering ~204M lives Robust U.S. Market Research Informs Commercial Launch Strategy 350 Retina Specialists surveyed in three rounds of market research 16 19 Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

All Customers Highlight Vision as the #1 Unmet Need in Wet AMD Sozinibercept Value Proposition Highly Aligns with Customer Needs Patients Retina Specialists Payers Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data | Commercial Market Dynamics & Sozinibercept Customer Insights | Strategic Outlook

Combination Therapy Delivering Superior Vision Would Meet Patients' Highest-Ranking Attribute When Selecting Wet AMD Therapy

Vision is the #1 unmet need for patients

Visual outcomes are the #1 objective
in patients' anti-VEGF-A preference

The majority of patients fail to achieve >20/40
in spite of sufficient anti-VEGF-A treatment[2]

Relative Attribute Importance in Anti-VEGF-A Patient Preference[1]


34%
24%
15%
12%
11%
4%
Vision
Cost
Visits
Labelling
Retina swelling
Injections
n=180

[1]Ozdemir S, et al. PLoS One. 2022
[2]Mettu PS, et al. Prog Retin Eye Res. 2021

37

Which factors are more important to you when selecting an anti-VEGF agent? Improving Vision Is the Largest Unmet Need in Wet AMD for Retina Specialists ASRS PAT Survey 2024 (n=1,021) Ability to improve vision gains and maintain vision gains American Society of Retina Specialists (ASRS) annual Preferences and Trends (PAT) survey. AMD, age-related macular degeneration; DME, diabetic macular edema; VEGF, vascular endothelial growth factor; US, United States of America; Intl, international Vision is the #1 unmet need for retina specialists Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data | Commercial Market Dynamics & Sozinibercept Customer Insights | Strategic Outlook

U.S. Retina Specialists Are Willing to Administer Second Injection to at Least 24% of Their Patients for Additional BCVA Improvement

Vision is the #1 unmet need for retina specialists

	BCVA improvement over 5	BCVA improvement of 4.1 - 5	BCVA improvement of 3.0 - 4	BCVA improvement under 3
Average Percentage of Patients Treated with Second Injection[1]	41%	32%	25%	24%

What percentage of your Wet AMD patients would you use a second injection (anti-VEGF C/D) immediately after an anti-VEGF-A injection at various levels of BCVA improvement of the combination over SoC? (Among Total Respondents, Avg. % of Patients, n=125)*

Estimate 1% Share of Wet AMD TAM Equals ~$100M+ in Sales Per Annum

BCVA – Best Corrected Visual Acuity
TAM – Total Addressable Market
[1]Source: Awareness Trial and Usage (ATU) Report, InCrowd 2024
*Averages calculated using the midpoints of each % prescribing allocation group.

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Additional injections in the established buy-and-bill business model supports practice economics Sozinibercept Has the Potential to Serve Both Clinical and Non-Clinical Needs for Retina Specialists Vision is the #1 unmet need for retina specialists Clinical Clinical Non-clinical Vision improvement over anti-VEGF-A monotherapy is a straightforward conversation for retina specialists to have with patients Physicians willing to administer 2nd injection to ≥1/4 of their patients for additional vision improvement Early positive clinical experience in harder-to-treat patients unlocks utilization across the category Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

RANK: Product Attributes Ranked by Importance in Plan’s Coverage Decision-Making U.S. Payer’s Top 5 Product Attributes Are Related to Vision Vision is the #1 unmet need for payers HIGH LOW Mean improvement in vision (BCVA) Proportion of patients achieving 20/40 vision or better Proportion of patients gaining vision Maintenance of vision Time to improvement in vision Source: U.S. Payer Research (N=16), Fingerpaint 2024 Avg. Score (N=16) 1.9 3.1 3.5 3.9 6.1 6.8 7.2 7.6 8.1 8.4 8.5 Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

3% 5% 49% 43% Medicare Advantage Commercial Payer Mix Supports a Favorable Access Environment for Sozinibercept Other Vision is the #1 unmet need for payers Medicare Fee-for-Service U.S. Wet AMD Payer Mix1 >90% Medicare Sozinibercept clinical profile achieved desired threshold to potentially support broad coverage similar to anti-VEGF-A Anticipate streamlined access for sozinibercept combination therapy similar to anti-VEGF-A 1Komodo Health 2024 Managed Medicare with broad coverage profiles for branded anti-VEGF-A Unmanaged Medicare with minimal access restrictions for branded anti-VEGF-A Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data | Commercial Market Dynamics & Sozinibercept Customer Insights | Strategic Outlook

Sozinibercept's Clinical Profile Demonstrated in Phase 2b Met the Desired Threshold to Potentially Support Broad Coverage in the U.S.

Vision is the #1 unmet need for payers

Payers view a ***minimum of 20% improvement*** in vision over anti-VEGF-A monotherapy as **clinically meaningful to potentially support broad coverage**[1]

Sozinibercept Phase 2b

Relative Vision Improvement

Total Patient Population (-RAP)	+4.4L	42%
Minimally Classic & Occult (-RAP)	+5.7L	56%
Polypoidal Choroidal Vasculopathy	+6.7L	96%

[1]U.S. Payer Research (N=16), Fingerpaint 2024

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Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data | Commercial Market Dynamics & Sozinibercept Customer Insights | Strategic Outlook

Payers Confirmed Coverage for Potential Broad Sozinibercept Label in Combination with Any Anti-VEGF-A Assuming Positive Phase 3

Vision is the #1 unmet need for payers

Anti-VEGF-A Appropriate for Sozinibercept Combination[1]

VEGF-A Inhibitors	Mechanism of Action	Combination Coverage (N=16)
AVASTIN bevacizumab	VEGF-A inhibitor	✓
Beovu	VEGF-A inhibitor	✓
EYLEA (aflibercept) Injection For Intravitreal Injection	VEGF-A + VEGF-B + PIGF inhibitor	✓
EYLEA HD (aflibercept) Injection	VEGF-A + VEGF-B + PIGF inhibitor	✓
LUCENTIS RANIBIZUMAB INJECTION	VEGF-A inhibitor	✓
VABYSMO faricimab	VEGF-A + Ang-2 inhibitor	✓
CIMERLI (ranibizumab-eqrn) injection	VEGF-A inhibitor	✓
Byooviz ranibizumab-nuna	VEGF-A inhibitor	✓

Phase 3 design in combination with Eylea and Lucentis enables potential **broad sozinibercept combination with any anti-VEGF-A**

Phase 3 design and target indication statement reviewed with FDA at end of Phase 2

[1]U.S. Payer Research (N=16), Fingerpaint 2024

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Payers Indicated Sozinibercept Combination Therapy with Any Anti-VEGF-A Could Be Priced Comparably to Branded Anti-VEGF-A Therapies $1,850 $1,950 $2,190 $2,625 Potential price range for sequential injection based on launch U.S. WAC of branded anti-VEGF-A Vision is the #1 unmet need for payers WAC – Wholesale Acquisition Cost Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Soziniberept Designed to Deliver on Highly Aligned Customer Priorities Superior Vision Is the #1 Unmet Need in Wet AMD Patients Retina Specialists Payers Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Vision Is the Most Important Attribute for Patients When Choosing Their Wet AMD Therapy Planning strategies to activate patients on superior vision through traditional, digital, and social media executions. Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Physicians Indicate They Would Treat a Minimum of 24% of Their Patients with Sozinibercept for Any Additional Vision Improvement Sozinibercept is differentiated with superior vision outcomes and a nonclinical profile supportive of practice logistics and economics. Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Payers View a 20% Relative Improvement on Vision as Meaningful to Potentially Support Broad Sozinibercept Coverage in Wet AMD Engaging payers early in support of potential broad coverage and a smooth reimbursement process. Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data Commercial Market Dynamics & Sozinibercept Customer Insights Strategic Outlook

Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data | Commercial Market Dynamics & Sozinibercept Customer Insights | Strategic Outlook

Superior Vision Is the #1 Unmet Need in Wet AMD Across Retina Specialists, Patients, and Payers

Sozinibercept **integrates seamlessly** into a highly attractive U.S. wet AMD market

1 Substantial Market Opportunity

- ~$7B potential addressable U.S. market[1] and >1.2M treated eyes annually[2]
- Sozinibercept developed for broad combination potential and superior vision

2 Established and Concentrated Market

- Buy-and-bill business model supports second injection
- Scalable market with ~1,400 physicians driving 80% of U.S. injection volume[3]

3 Favorable Market Access Environment

- The top 5 product attributes in wet AMD are related to visual acuity[4]
- >90% of the U.S. wet AMD patient population are covered by Medicare[5]

Opthea Commercial Leadership Team Has Over Half Century of Retina Launch Expertise

[1]Assumes U.S. represents 59% of wet AMD market (2024 GlobalData).
[2]Based on prevalence, treatment and diagnosis rate, and bilateral disease factor. See slide 31.
[3,5]Komodo Health 2024
[4]U.S. Payer Research (N=16), Fingerpaint 2024

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Fred Guerard, PharmD Strategic Outlook

Investor Day Tracker: Wet AMD Unmet Need & Sozinibercept Clinical Data | Commercial Market Dynamics & Sozinibercept Customer Insights | Strategic Outlook

Advancing Therapeutic Innovations to Transform Patient Outcomes with Superior Vision Gains

We are dedicated to advancing sozinibercept to **improve patients' visual outcomes**

Progress & Next Steps

Clinical Milestones	• Phase 3 program enrolled 1,984 patients across COAST and ShORe • Topline data anticipated for COAST in early 2Q CY2025 and ShORe in mid-CY2025
Manufacturing Scale-up	• DS PPQ campaign completed Sep-2024; update on DP PPQ in early CY2025 • PPQ validation batches supportive of BLA filing and launch
Regulatory Preparations	• FDA Fast Track designation allows rolling submission of completed BLA modules • Potential BLA filing as early as CY2026
Commercial Readiness	• Hired seasoned retina commercial launch leaders and conducted robust research • Complete development of product launch plan

DS: Drug Substance; DP: Drug Product

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Question & Answer Session Fred Guerard, PharmD, MS Chief Executive Officer Charles C. Wykoff, MD, PhD Chief Investigator for COAST Clinical Advisory Board Member Mike Campbell Chief Commercial Officer Anthony Bonifazio VP, Market Access Anand Sundaram VP, Marketing